1 Place-Ville-Marie Suite 2130 Montreal, QC H3B 2C6 CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com	8 King Street East Suite 1300 Toronto, ON CANADA M5C 1B5 Tel.: (416) 214-4900 Fax: (416)864-0620 www.patriciamining.com

NEWS RELEASE

FIRST GOLD POUR AT THE ISLAND GOLD PROJECT

MONTREAL, November 20, 2006 – Richmont Mines Inc. (TSX: RIC) and Patricia Mining Corp. (TSXV: PAT) are pleased to announce the first gold pour at the Island Gold project. As part of its advanced underground exploration program, the CIP mill began operations last September in order to process a surface stockpile of approximately 30,000 tonnes of mineralized material from underground development and test mining.

The first planned gold pour was completed on November 15, 2006 and yielded one gold Doré bar of an approximate gross weight of 530 ounces. The bar has been shipped to the Royal Canadian Mint for refining and final determination of gold content. Assisting at Island Gold’s first gold pour, Mr. Chadder stated "I am very pleased with the culmination of efforts by the Patricia team and the development to date by Richmont which has lead to this first Gold Pour."

The processing of the mineralized material from the underground development and test mining is on-going and a second gold pour is planned for this week. Upon completion of the current program, technical parameters and metallurgical results will be used for the reserve calculation with the objective of advancing the Island Gold project towards commercial production.

Martin Rivard	Chris Chadder
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Patricia Mining Corp.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Patricia Mining Corp. and Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

This news release was prepared by the companies’ management teams, which assume full responsibility for its content. The TSX Venture Exchange has not reviewed this news release and accepts no responsibility for its veracity or accuracy.

For more information, please contact:

Richmont Mines Inc.	Patricia Mining Corp.
Julie Normandeau	Gus Garisto, Investor Relations
Investor Relations	Telephone: (416) 805-3106

Telephone: (514) 397-1410	Michael D’Amico, Investor Relations
Fax: (514) 397-8620	Telephone: (416) 214-4900

Ticker symbol: RIC	Ticker symbol: PAT
Listings: TSX – Amex	Listing: TSX – Venture
Web Site: www.richmont-mines.com	Web Site: www.patriciamining.com